FLOORLY, INC.

FINANCIAL STATEMENTS FOR THE PERIOD ENDED MAY 31, 2022, AND
YEARS ENDED DECEMBER 31, 2021, AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Floorly, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Floorly, Inc., which comprise the balance sheets as of May 31, 2022, December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Floorly, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
June 30, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

FLOORLY, INC.
BALANCE SHEETS
MAY 31, 2022 AND DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	MAY 31, 2022	2021	2020
CURRENT ASSETS			
Cash and cash equivalents	$ 596,754	$ 574	$ 3,060
TOTAL CURRENT ASSETS	596,754	574	3,060
OTHER ASSETS			
Software development costs	553,106	423,681	179,536
TOTAL ASSETS	$ 1,149,860	$ 424,255	$ 182,596

LIABILITIES AND SHAREHOLDERS' EQUITY

	MAY 31, 2022	2021	2020
CURRENT LIABILITIES			
Accounts payable	$ -	$ -	$ -
TOTAL CURRENT LIABILITIES	-	-	-
TOTAL LIABILITIES	-	-	-
SHAREHOLDERS' EQUITY			
Common stock, see note 3	100	100	100
Additional paid-in capital	1,157,956	428,531	182,936
Accumulated deficit	(8,196)	(4,376)	(440)
TOTAL SHAREHOLDERS' EQUITY	1,149,860	424,255	182,596
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,149,860	$ 424,255	$ 182,596

See independent accountant's review report and accompanying notes to financial statements.

FLOORLY, INC.
STATEMENTS OF INCOME
MAY 31, 2022 AND DECEMBER 31, 2021 AND 2020
(unaudited)

	MAY 31, 2022	2021	2020
REVENUES	$ -	$ -	$ -
COST OF GOODS SOLD	-	-	-
GROSS PROFIT	-	-	-
OPERATING EXPENSES			
General and administrative	1,820	3,936	148
Professional fees	2,000	-	292
TOTAL OPERATING EXPENSES	3,820	3,936	440
NET OPERATING LOSS	(3,820)	(3,936)	(440)
NET LOSS	$ (3,820)	$ (3,936)	$ (440)

See independent accountant's review report and accompanying notes to financial statements.

FLOORLY, INC.
STATEMENTS OF EQUITY
MAY 31, 2022 AND DECEMBER 31, 2021 AND 2020
(unaudited)

	Common Stock		Additional	Retained Earnings	
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 13, 2020 (INCEPTION)	-	$ -	-	$ -	$ -
Issuance of common stock	10,000,000	100	182,936	-	$ 183,036
Net loss	-	-	-	(440)	$ (440)
ENDING BALANCE, DECEMBER 31, 2020	10,000,000	$ 100	$ 182,936	$ (440)	$ 182,596
Capital contributions	-	-	245,595	-	$ 245,595
Net loss	-	-	-	(3,936)	$ (3,936)
ENDING BALANCE, DECEMBER 31, 2021	10,000,000	$ 100	$ 428,531	$ (4,376)	$ 424,255
Capital contributions	-	-	729,425	-	$ 729,425
Net loss	-	-	-	(3,820)	$ (3,820)
ENDING BALANCE, MAY 31, 2022	10,000,000	$ 100	$ 1,157,956	$ (8,196)	$ 1,149,860

See independent accountant's review report and accompanying notes to financial statements.

FLOORLY, INC.
STATEMENTS OF CASH FLOWS
MAY 31, 2022 AND DECEMBER 31, 2021 AND 2020
(unaudited)

	MAY 31, 2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (3,820)	$ (3,936)	$ (440)
Adjustments to reconcile net income to net cash provided by operating activities:			
Increase (decrease) in liabilities:			
Accounts payable	-	-	-
CASH USED FOR OPERATING ACTIVITIES	(3,820)	(3,936)	(440)
CASH FLOWS FROM FINANCING ACTIVITIES			
Capital contributions	600,000	1,450	-
Issuance of common stock		-	3,500
CASH PROVIDED BY FINANCING ACTIVITIES	600,000	1,450	3,500
NET INCREASE (DECREASE) IN CASH	596,180	(2,486)	3,060
CASH AT BEGINNING OF YEAR	574	3,060	-
CASH AT END OF YEAR	$ 596,754	$ 574	$ 3,060
CASH PAID DURING THE YEAR FOR:			
INTEREST	$ -	$ -	$ -
INCOME TAXES	$ -	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
Floorly, Inc. (the "Company") was incorporated in the State of Delaware on January 13, 2020. The Company specializes simplifying the commercial real estate lease process that automates the standard rental tasks, rental applications, and price negotiations.

Going Concern
Since Inception, the Company has relied on funds from capital contributions and common stock issued to fund its operations. As of May 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of May 31, 2022, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of May 31, 2022, and December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2023 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of May 31, 2022.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of May 31, 2022, and December 31, 2021, and 2020, the Company had no accounts receivable.

Software Development Costs
In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Floorly platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company anticipates beginning to amortize the cost in late-2022.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for May 31, 2022, December 31, 2021, and 2020.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes (continued)
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling a commercial real estate lease process platform. The Company's payments are generally collected upfront. For the periods ending May 31, 2022, and December 31, 2021, and 2020 the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 15,000,000 shares, at $0.00001 par value per share. As of May 31, 2022, and December 31, 2021, and 2020, 10,000,000 shares have been issued and are outstanding.

4.   <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on January 13, 2020 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

5.   <u>**Subsequent Events**</u>

Managements Evaluation
The Company has evaluated subsequent events through June 30, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.